THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

January 21, 2016

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
100 F Street, NW
Washington, D.C.   20549

RE:	Panex Resources Inc.
Form S-1/A Registration Statement
File No. 333-199871

Dear Mr. Reynolds:

In response to your letter of comments dated January 7, 2016, please be advised as follows:

General

1.
 The filing has been updated throughout as requested including the unaudited accounting stub for November 30, 2015.  Further, the additional shares of common stock issued in 2015 have been included in Item 15.

Exhibits

2.	Reference to the "oral" agreement has been deleted. There is no oral agreement with Mark Gasson; only the written agreement with Lazarus Resources Pty. Ltd.

3.	An executed version of the asset purchase agreement has been filed as Exhibit 10.2 to this amendment.

Other

4.	New auditor's and attorney's consents have been included.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak